Exhibit 99.1

FOR IMMEDIATE RELEASE

IMRIS to exhibit novel state-of-the-art VISIUS® iCT imaging solution at AANS

Learn more about IMRIS neurosurgical imaging products at booth #2013

WINNIPEG, Manitoba, April 22, 2013 – IMRIS, Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the “Company”) today announced that it will exhibit its novel intraoperative CT solution with state-of-the-art imaging that is currently under development at the American Association of Neurological Surgeons (AANS) Annual Scientific Meeting, April 27-May 1, in New Orleans, LA.

Attendees are invited to visit the IMRIS booth (#2013) in the exhibition hall to learn more about its integrated VISIUS® iMRI and VISIUS iCT products. (VISIUS iCT is pending US FDA 510(k) approval and is not available for sale in any market.)

Like the VISIUS® Surgical Theatre with iMRI, the VISIUS iCT will move on-demand using ceiling-mounted rails for effortless access in the OR so no patient transport is required for imaging. The multifunctional environment eliminates space compromises of floor rail or wheeled portable systems to optimize workflow and may improve surgical outcomes. Developed for cranial and spinal surgery, the system is also intended to provide physicians with advanced image quality with access to a full range of software applications for intelligent dosing.

The IMRIS comprehensive and interactive AANS booth will also have on display its latest neurosurgical advancements in robotics with the SYMBIS™ Surgical System, operating room tables, head fixation devices and imaging coils. (The SYMBIS Surgical System is FDA 510(k) pending and not available for sale in any market.)

The central theme of the AANS 2013 educational sessions relates to advancing patient safety. Scheduled presentations by faculty members will be an opportunity to demonstrate the current and future impact of intraoperative MRI and CT imaging in cranial and spinal neurosurgery.

Clinical studies show that transporting patients for intraoperative imaging – even a short distance – poses risks related to the movement of monitoring equipment, cardiac and respiratory issues, and workflow and positioning ramifications.

VISIUS Surgical Theatre systems are intended to limit compromising patient risk in the neurosurgical environment by eliminating patient transport and maintaining patient positioning throughout surgical procedures. This true intraoperative advantage preserves established surgical access and techniques while assisting in critical decision-making and enhancing treatment precision.

About IMRIS

IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre – a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. VISIUS Surgical Theatres serve the neurosurgical, cardiovascular and cerebrovascular markets and have been selected by leading medical institutions around the world.

For further information, please contact:
Brad Woods
Director Investor Relations & Corporate Communications
Tel: 204-480-7094 Email: bwoods@imris.com